Exhibit 99.2

Nomad Foods Announces Pricing of Term Loans

Woking, England, October 30, 2025 – Nomad Foods Limited (“Nomad Foods” or the “Company”) today announces that it has priced both a USD 620 million term loan bearing interest at a rate per annum equal to the SOFR rate plus 2.5% due 2032 and a EUR 880 million term loan bearing interest at a rate per annum equal to EURIBOR plus 2.5% due 2032 (collectively the “Term Loans”). In conjunction with this, the Company has also extended the duration of its Revolving Cash Facility of EUR 175 million to 2032. The Company intends to use the net proceeds from the Term Loans to repay its existing loans, for transaction expenses and general corporate purposes. The Term Loans will be guaranteed and secured on a senior basis by the Company and certain of its subsidiaries. The Term Loans are expected to close on November 10, 2025, subject to customary closing conditions. Citibank, Deutsche Bank and Jefferies acted as Mandated Lead Arrangers and Physical Bookrunners, with BNP Paribas, Credit Agricole, Goldman Sachs, Morgan Stanley, NatWest and Rabobank as additional Joint Bookrunners.

Ruben Baldew, Nomad Food’s Chief Financial Officer said, “We are happy to see that the strength of our substantial and consistent cashflow has been appreciated by the credit markets, as reflected in our successful refinancing. We have been able to extend our maturities at attractive rates while expanding our borrowing capacity to enable greater capital allocation flexibility. This is a great outcome for our company, our credit holders and our equity investors and is a clear reflection of the strength of our portfolio, our brands and our people.”

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com/investors/.

Enquiries

Investor Relations Contact

Jason English

investorrelations@nomadfoods.com

Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the expected use of proceeds, and closing of the Term Loans. These statements are based on management’s estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, rule or regulation, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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